SwitchPitch, LLC

District of Columbia Limited Liability Company

Financial Statements and Independent Accountant's Review Report

December 31, 2015 and 2014

SWITCHPITCH, LLC

TABLE OF CONTENTS



To the Members of
SwitchPitch, LLC
Washington, DC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of SwitchPitch, LLC (District of Columbia limited liability company), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
July 19, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SwitchPitch, LLC
Balance Sheets
As of December 31, 2015 and 2014

		2015		2014
ASSETS				
Current Assets:				
Cash and cash equivalents	$	12,086	$	3,189
Total Current Assets		12,086		3,189
Non-Current Assets:				
Trademark		3,500		-
Website, net of accumulated amortization		12,239		24,477
Total Non-Current Assets		15,739		24,477
TOTAL ASSETS	$	27,825	$	27,666
LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	92,944	$	61,576
Advances from related parties		8,496		10,182
Deferred revenues		7,284		6,000
Accrued interest payable		16,752		3,764
Total Current Liabilities		125,476		81,522
Long-Term Liabilities:				
Convertible notes payable - related party		25,000		25,000
Convertible notes payable		295,000		75,000
Total Long-Term Liabilities		320,000		100,000
Total Liabilities		445,476		181,522
Members' Equity (Deficiency):		(417,651)		(153,856)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY)	$	27,825	$	27,666

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SwitchPitch, LLC
Statements of Operations
For the years ended December 31, 2015 and 2014

		2015		2014
Net revenues:				
Platform revenues	$	14,084	$	-
Event revenues		51,073		108,576
Total net revenues		65,157		108,576
Costs of net revenues		25,916		57,000
Gross Profit		39,241		51,576
Operating Expenses:				
Development		134,116		93,659
General & administrative		85,537		54,571
Total Operating Expenses		219,653		148,230
Loss from operations		(180,412)		(96,654)
Other Income (Expense):				
Interest expense		(12,988)		(3,764)
Total Other Income (Expense)		(12,988)		(3,764)
Provision for Income Taxes		-		-
Net Loss	$	(193,400)	$	(100,418)

SwitchPitch, LLC
Statements of Changes in Members' Equity (Deficiency)
For the years ended December 31, 2015 and 2014

	Members' Equity/(Deficiency)
Balance at January 1, 2014	$ 40,383
Contributions/(Distributions), net	(93,821)
Net Loss	(100,418)
Balance at December 31, 2014	$ (153,856)
Contributions/(Distributions), net	(70,395)
Net Loss	(193,400)
Balance at December 31, 2015	$ (417,651)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

SwitchPitch, LLC
Statements of Cash Flows
For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities		
Net Loss	$ (193,400)	$ (100,418)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	12,238	12,238
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable	31,368	61,576
Increase/(Decrease) in deferred revenue	1,284	6,000
Increase/(Decrease) in accrued interest payable	12,988	3,764
Net Cash Used In Operating Activities	(135,522)	(16,840)
Cash Flows From Investing Activities		
Trademark acquisition costs	(3,500)	-
Net Cash Used In Investing Activities	(3,500)	-
Cash Flows From Financing Activities		
Contributions/(Distributions), net	(70,395)	(93,821)
Advances from related parties, net of repayments	(1,686)	9,985
Issuance of convertible notes payable	220,000	75,000
Issuance of convertible notes payable - related party	-	25,000
Net Cash Provided By Financing Activities	147,919	16,164
Net Change In Cash	8,897	(676)
Cash at Beginning of Period	3,189	3,865
Cash at End of Period	$ 12,086	$ 3,189
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

SwitchPitch, LLC (the "Company"), is a limited liability company organized August 25, 2013 under the laws of the District of Columbia. The Company hosts live events and has developed the SwitchPitch Connect platform to facilitate connections between large companies and start-ups.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated substantial revenues from its platform, has sustained net losses of $193,400 and $100,418 for the years ended December 31, 2015 and 2014, respectively, and has a members' deficiency of $417,651 and $153,856 as of December 31, 2015 and 2014, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of December 31, 2015 or 2014.

Software and Website Development Costs

The Company accounts for software development costs in accordance FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed. Costs incurred during the period of planning and development, and prior to determining technological feasibility, are expensed to operations as research and development in the period incurred. Technological feasibility is generally determined once substantially all product development and testing has been completed, including development of a working model. The Company capitalizes certain costs in the development of its software for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred. The Company expensed $134,116 and $93,659 of costs related to the development of its software during the years ended December 31, 2015 and 2014, respectively, to development operating expenses.

Website development costs are accounted for in accordance with FASB ASC 350-50, Website Development Costs. During 2013, $36,715 of costs were capitalized related to the development of the Company's website. Capitalized website costs are amortized over the estimated useful life of three years, and consisted of the following as of December 31, 2015 and 2014:

	2015	**2014**
Website	$ 36,715	$ 36,715
Less: accumulated amortization	(24,476)	(12,238)
Website, net of accumulated amortization	$ 12,239	$ 24,477
Amortization Expense	$ 12,238	$ 12,238

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Event revenues are earned revenues from hosting live events, which totaled $51,073 and $108,576 during the years ended December 31, 2015 and 2014, respectively. In the fourth quarter of 2015, the Company commenced marketing and sales of its platform and recognized $14,084 of revenues related to such during the year ended December 31, 2015. Platform revenues are recognized over the life of the contracts for long-term contracts.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

SwitchPitch, LLC
Notes to Financial Statements
As of December 31, 2015 and 2014 and for the years then ended

NOTE 4: MEMBERS' EQUITY (DEFICIENCY)

The Company was founded with the membership interests issued to two co-founders at 90% and 10%. During 2015, the Company entered into three advisory agreements, which stipulated the grant of membership interests to advisors to the Company.   As the services provided in these arrangements were determined to be of trivial value, the Company did not record an expense for the services received under these arrangements. The key terms of each of these three arrangements are as follows:

Advisor	Membership Interest	Vesting Period
Advisor A	3.00%	24 months
Advisor B	1.00%	36 months
Advisor C	0.40%	24 months

The membership interests under each of these arrangements vest monthly a on pro-rata basis to the vesting period. Vesting is accelerated in the case of a change in control (as defined in the agreements). The membership interests listed above are based on the fully diluted capital of the Company, inclusive of convertible notes at the maximum conversion valuation.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: CONVERTIBLE NOTES PAYABLE

The Company issued $220,000 and $100,000 convertible notes payable during the years ended December 31, 2015 and 2014, respectively (collectively, the "Notes"). The Notes bear interest at 6% per annum and mature 36 months after issuance. $100,000 and $220,000 of the Notes mature in 2017 and 2018, respectively. Maturity is subject to an acceleration clause in the case of a change in control. No payments are required until maturity, when all principal and accrued interest comes due.

The Notes are automatically converted into the Company's membership interests upon a qualified equity financing transaction (as defined in the agreements) of $1,000,000 or more. The conversion price applicable to the $220,000 of notes issued during 2015 and $25,000 of the notes issued in 2014, is at a 20% discount to the pricing in the triggering equity financing, subject to a valuation cap of $3,000,000.   One such note (principal of $100,000), is subject to an agreement providing the noteholder with certain rights and privileges pertaining to the Company's live events, including native content integration, physical and digital presence, signage, booths, free tickets, access and introductions, certain rights to the Company's email lists, and favored accelerator status, among other provisions.

The remaining two notes issued during 2014 for $25,000 and $50,000 are convertible into 2.5% and 5%, respectively, of the Company's membership interests then outstanding (taking into account the closing of the qualified financing and assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the subject note). The latter note contains a provision providing the noteholder an option upon a sale of the Company (as defined in the agreement) for repayment of principal and interest or the payment of a 5% equity equivalent from such transaction. This noteholder also is entitled to 5% of any distributions by the Company while the note is outstanding.

In accordance with FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these notes based on the issuance date fair value of the Company's membership interests and the conversion discounts. However, in accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, are recognized upon consummation of the qualified equity financing (conversion trigger).

The Company recognized interest expense of $12,988 and $3,764 during the years ended December 31, 2015 and 2014, respectively, related to these notes. No interest has been paid and all remains outstanding on the balance sheets as accrued interest payable.

NOTE 6: RELATED PARTIES

A company under common ownership and control to the Company has advanced funds and paid expenses on the Company's behalf. The amounts due to this related party as of December 31, 2015 and 2014 amounted to $8,496 and $10,182, respectively. These balances are non-interest bearing and payable on demand.

A convertible note payable included in the discussions in Note 5, for total principal of $25,000, was issued to a company under common ownership and control to the Company.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance.

In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

During 2016, the Company issued four convertible notes for total principal of $150,000. These mature in 36 months (2019), require no payments of principal or interest until maturity, and bear interest at 6% per annum. The notes are automatically converted into membership interests in the Company upon a qualified equity financing of $1,000,000 or more, at a 20% discount to the pricing in the triggering round, subject to a $3,000,000 valuation cap.

The Company has evaluated subsequent events through July 19, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.